Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

November 8, 2013

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT III, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed July 22, 2013
File No. 333-186073

Dear Ms. Gowetski:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2013 (Registration No. 333‑186073) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated August 2, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
Prospectus Summary, page 6

Comment No. 1: We note your response to comments 1 and 2 of our comment letter dated June 25, 2013. We continue to believe that you should revise the summary to disclose the bankruptcy of Grubb & Ellis Healthcare REIT II Advisor LLC and Grubb & Ellis Equity Advisors. Additionally, in the prior performance section starting on page 105, please revise your disclosure to discuss in further detail the bankruptcies of those entities, including the information provided in your response to comment 1 as well as a description of the effect on GA Healthcare REIT II. Finally, for each of Mr. Hanson and Mr. Prosky, please revise to detail the various capacities within the Grubb & Ellis organization that each served between 2006 and 2011.

Phone: 404.233.7000 | www.mmmlaw.com
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Ms. Jennifer Gowetski
Securities and Exchange Commission
November 8, 2013

Response: The “Prospectus Summary - Our Co-Sponsors” section of the Prospectus contained in the Amendment has been revised to disclose the bankruptcy of Grubb & Ellis Company and its subsidiaries. In addition, the “Prior Performance Summary - Griffin-American Healthcare REIT II, Inc.” section of the
Prospectus contained in the Amendment has been revised to include additional disclosure regarding the bankruptcy of Grubb & Ellis Company and its subsidiaries, as well as the effect of such bankruptcy on Griffin-American Healthcare REIT II, Inc. Furthermore, the “Prospectus Summary - Our Co-Sponsors,” “Management of Our Company - Directors and Executive Officers” and “Prior Performance Summary - Griffin-American Healthcare REIT II, Inc.” sections of the Prospectus contained in the Amendment have been revised to provide additional detail regarding the capacities within the Grubb & Ellis organization that were served by Messrs. Hanson and Prosky between 2006 and 2011.

Prior Performance Summary, page 105

Comment No. 2: Please include Table III disclosure for GA Healthcare REIT II or advise.

Response: The Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment have been revised to include Table III disclosure for Griffin-American Healthcare REIT II, Inc.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Jeffrey T. Hanson